

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2024

Daphne Huang
Chief Financial Officer
Gorilla Technology Group Inc.
Meridien House, 42 Upper Berkeley Street, Marble Arch
London, United Kingdom W1H 5QJ

Re: Gorilla Technology Group Inc.
Registration Statement on Form F-3
Filed January 26, 2024
File No. 333-276708

Dear Daphne Huang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Uwem Bassey at 202-551-3433 or Matt Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stephen C. Ashley